UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

C&J Energy Services, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	81-4808566
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3990 Rogerdale Rd.

Houston, Texas 77042

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	NYSE MKT LLC
Rights to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The classes of securities to be registered hereby are (i) the common stock, par value $0.01 per share (the “Common Stock”), of C&J Energy Services, Inc., a Delaware corporation (the “Registrant”) and (ii) the associated rights to purchase one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (the “Rights”), of the Registrant. The Rights will trade together with the Common Stock until the occurrence of certain events set forth in the Rights Agreement (as defined below) and described under the caption “Rights Agreement.”

General

The Registrant was formed and its original Certificate of Incorporation (the “Original Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on December 19, 2016. On January 6, 2016 (the “Plan Effective Date”), pursuant to the plan of reorganization (the “Plan”) of C&J Energy Services, Ltd. (the “Predecessor”) and certain of the Predecessor’s subsidiaries (collectively with the Predecessor, the “Predecessor Companies”), the Predecessor Companies substantially consummated the Plan and emerged from bankruptcy. As part of the transactions undertaken pursuant to the Plan, (i) the Predecessor’s equity was cancelled, (ii) the Predecessor transferred all of its assets and operations to the Registrant and (iii) the Original Certificate of Incorporation was amended and restated pursuant to the authority granted to the Registrant under Section 303 of General Corporation Law of the State of Delaware (the “DGCL”) to put into effect and carry out the Plan. In addition, the Registrant filed its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the office of the Secretary of State of the State of Delaware and adopted new Bylaws (the “Bylaws”). On the Plan Effective Date, pursuant to the terms of the Plan, the Registrant issued an aggregate of 55,463,903 shares of its Common Stock to the Holders of Allowed Secured Lender Claims (as defined in the Plan).

The address of the Registrant’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of the Registrant’s registered agent at such address is the Corporation Service Company.

The Registrant may engage in any lawful act or activity for which corporations may be organized under the DGCL. There have been no public takeover offers by third parties for the Registrant’s stock nor any public takeover offers by the Registrant for the stock of another company which have occurred during the last or current financial years.

The summary in this Form 8-A of the provisions of the Registrant’s Certificate of Incorporation and Bylaws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Registrant’s Certificate of Incorporation and Bylaws, which are filed hereto as Exhibits 3.1 and 3.2 and incorporated herein by reference.

Authorized Capitalization

The Certificate of Incorporation provides that the Registrant is authorized to issue 1,100,000,000 shares of capital stock, divided into two classes consisting of (a) 1,000,000,000 shares of Common Stock and (b) 100,000,000 shares of preferred stock, par value $0.01 per share. As of February 24, 2017, there were approximately 56,217,229 issued and outstanding shares of Common Stock and no shares of preferred stock issued and outstanding. All of the shares of Common Stock are fully paid. In addition, as of February 24, 2017, warrants to purchase up to 1,178,894 shares of our common stock were outstanding and immediately exercisable, and we may issue in the future up to 2,360,166 warrants to the Unsecured Claims Representative (as defined in the Plan) for the benefit of the former holders of Unsecured Creditor Claims (as defined in the Plan).

Pursuant to the Bylaws, subject to any resolution of the stockholders to the contrary and except as provided for by the Stockholders Agreement (as defined herein), the board of directors (the “Board”) is authorized to issue any of the Registrant’s authorized but unissued capital stock.

Common Stock

Dividends

The Bylaws provide that the Board may from time to time declare, and the Registrant may pay, dividends (payable in cash, property or shares of the Registrant’s capital stock) on the Registrant’s outstanding shares of capital stock, subject to applicable law, the Certificate of Incorporation and the Stockholders Agreement.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election or removal of directors. The Bylaws provide that subject to the terms of the Stockholders Agreement, and to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Subject to the terms of the Stockholders Agreement, all other matters are determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the rules or regulations of any stock exchange applicable to the Registrant, the Certificate of Incorporation or the Bylaws, a different vote is required, in which case such provision shall govern and control the decision of such matter.

Limitation on Issuance of Nonvoting Equity Securities

The Certificate of Incorporation provides that the Registrant will not issue nonvoting equity securities; provided, however the foregoing restriction will (i) have no further force and effect beyond that required under Section 1123(a)(6) of the United States Bankruptcy Code, (ii) only have such force and effect for so long as Section 1123 of the United States Bankruptcy Code is in effect and applicable to the Registrant, and (iii) in all events may be amended or eliminated in accordance with applicable law as from time to time may be in effect. The prohibition on the issuance of nonvoting equity securities is in compliance with Section 1123(a)(6) of the United States Bankruptcy Code.

Classified Board

The Certificate of Incorporation and Bylaws provide that the Board is classified into three classes of directors.

There is no cumulative voting by stockholders in the election of directors.

Liquidation

Except as otherwise required by the Bylaws, the Common Stock will have all rights and privileges typically associated with such securities as set forth in the DGCL in relation to rights upon liquidation.

Other Rights

Except as provided for by the Stockholders Agreement, the holders of Common Stock do not have preemptive rights to purchase shares of the Common Stock, or redemption, conversion or sinking fund rights. Except as provided for by the Stockholders Agreement, the rights, preferences and privileges of holders of Common Stock will be subject to the rights, preferences and privileges of the holders of any shares of preferred stock that the Registrant may issue in the future.

Blank Check Preferred Stock

Except as provided for by the Stockholders Agreement, under the terms of the Certificate of Incorporation, the Board has the authority, without further action by the Registrant’s stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be approved by the Board.

The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire control of the Registrant, or could adversely affect the rights of the Registrant’s common stockholders by restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock or delaying or preventing a change in control without further action by the stockholders. As a result of these and other factors, the issuance of preferred stock could have an adverse impact on the market price of the Common Stock.

Stockholders Agreement

The Registrant is party to a Stockholders Agreement (the “Stockholders Agreement”) with certain funds or accounts affiliated with and/or managed by each of GSO Capital Solutions Fund II (Luxembourg) S.a.r.l. (together with its affiliates, “GSO”), Solus Alternative Asset Management LP (together with its affiliates, “Solus”) and BlueMountain Capital Management, LLC (together with its affiliates, “BlueMountain”) (each such fund a “Holder”).

The Stockholders Agreement provides that the Board will consist of seven directors and grants rights to GSO and Solus to designate nominees to serve as directors as follows (a) GSO may designate up to three directors for nomination to the Board and (b) Solus may designate up to two directors for nomination to the Board and may also designate one non-voting observer to the Board. In addition, the Board or a nominating committee thereof shall designate the Registrant’s Chief Executive Officer and one other director for nomination to the Board.

Certain significant actions by the Registrant require the consent of one or more of the Holders. These actions include, but are not limited to, the issuance of equity securities of the Registrant representing more than 10% of the shares of Common Stock issued pursuant to the Plan (excluding shares of Common Stock issued pursuant to certain warrants issued or issuable in connection with the Registrant’s emergence from bankruptcy), the incurrence of indebtedness in excess of $100 million in the aggregate and the consummation of acquisitions greater than $100 million and any voluntary registration of the Common Stock under Section 12 of the Exchange Act. Under the Stockholders Agreement, the Holders will be entitled to certain preemptive rights upon the issuance of certain types of equity or debt securities by the Registrant.

The Stockholders Agreement provides that it will terminate automatically (i) immediately prior to the earlier of (A) the Registrant’s Common Stock being listed on the NASDAQ Global Market, the NASDAQ Global Select Market or the New York Stock Exchange or (B) the closing of a firmly underwritten Public Offering (as defined therein), or (ii) upon the occurrence of both (A) each of GSO and Solus holding less than 5% of the outstanding Common Stock and (B) all Holders collectively holding less than 20% of the outstanding Common Stock.

On February 27, 2017, the Registrant and the Holders entered into an amendment (“Amendment No. 1”) to the Stockholders Agreement setting forth the termination provision described in clause (i) of the preceding paragraph. Pursuant to Amendment No. 1, the Holders also agreed to consent to the listing of the Common Stock on the NYSE MKT and the registration of the Common Stock under Section 12 of the Exchange Act and the waiver of certain notices required under the Stockholders Agreement in connection therewith.

This summary of the Stockholders Agreement and Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Stockholders Agreement and Amendment No. 1, which are filed as Exhibits 4.1 and 4.2 to this registration statement and incorporated herein by reference.

Registration Rights Agreement

The Registrant is party to a Registration Rights Agreement (the “Registration Rights Agreement”) with certain funds or accounts affiliated with and/or managed by GSO, Solus, BlueMountain and Symphony Asset Management LLC. The Registration Rights Agreement requires the Registrant to file a shelf registration statement within 10 calendar days after the date that the Registrant files its Annual Report on Form 10-K for the year ended December 31, 2016 or the latest date the Registrant would be required to file a Form 10-K specified in the SEC’s rules and regulations applicable to non-accelerated filers. The Registration Rights Agreement also provides certain of the Registrant’s stockholders the ability to demand registrations or underwritten shelf takedowns subject to certain requirements and exceptions.

In addition, if the Registrant proposes to register shares of its Common Stock in certain circumstances, certain stockholders will have certain “piggyback” registration rights, subject to restrictions set forth in the Registration Rights Agreement, to include their shares of Common Stock in the registration statement.

In the event of sale or distribution to the public of Common Stock of the Registrant pursuant to an offering registered under the Securities Act, if reasonably requested by the Registrant and the managing underwriters and required by the holders of a majority of the Common Stock registrable under the Registration Rights Agreement and participating in such sale or distribution, each of the parties to the Registration Rights Agreement has agreed that it will not (a) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any capital stock of the Registrant (collectively, “Equity Securities”), (b) enter into a transaction which would have the same effect as described in clause (a) above, (c) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences or ownership of any Equity Securities, whether such transaction is to be settled by delivery of such Equity Securities, in cash or otherwise (each of (a), (b) and (c) above, a “Sale Transaction”), or (d) publicly disclose the intention to enter into any Sale Transaction, from the earlier of (1) the date of the pricing of such sale or distribution or (2) the filing of a preliminary prospectus or prospectus supplement immediately prior to the commencement of marketing efforts by the managing underwriters until (and including) the date that is 90 calendar days following the date of the final prospectus or prospectus supplement, as applicable, for such sale or distribution, subject to certain exceptions.

This description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, which is filed as Exhibit 4.3 to this registration statement and incorporated herein by reference.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

The Registrant’s Certificate of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that could make it more difficult to acquire control of the Registrant by means of a tender offer, open market purchases, a proxy contest or otherwise. The Registrant expects that these provisions, which are summarized below, will discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of the Registrant to first negotiate with the Board, which the Registrant believes may result in an improvement of the terms of any such acquisition in favor of the Registrant’s stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Classified Board of Directors

The Certificate of Incorporation and Bylaws provide that the Board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Registrant as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Removal

Under the DGCL, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. The Certificate of Incorporation provides that, subject to the terms of the Stockholders Agreement, no director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Registrant generally entitled to vote in the election of directors, voting together as a single class.

Business Combinations

The Registrant has opted out of Section 203 of the DGCL; however, the Certificate of Incorporation contains similar provisions providing that the Registrant may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time the stockholder became an interested stockholder, unless:

•	prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Registrant’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by the Board and by the affirmative vote of holders of at least 66 2/3% of the Registrant’s outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or of the Registrant’s outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Registrant for a three year period. This provision may encourage companies interested in acquiring the Registrant to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions stockholders may otherwise deem to be in their best interests.

The Certificate of Incorporation provides that Ascribe Capital LLC, any fund or account managed by BlueMountain, GSO, Solus, any Holder or any of their respective affiliates, related funds or successors or any “group”, or any member of any such group, to which any of such persons are a party under Rule 13d-5 of the Exchange Act, do not constitute “interested stockholders” for purposes of this provision.

Special Meetings of Stockholders

The Bylaws provide that, except as otherwise required by applicable law or provided in the Certificate of Incorporation, special meetings of stockholders may be called only by the Board. The holders of a majority of the shares of stock entitled to vote shall constitute a quorum on the matter for which such meeting is called.

No Action by Written Consent

The Certificate of Incorporation and Bylaws provide that at any time after the termination of the Stockholders Agreement in accordance with its terms, all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent.

No Cumulative Voting

The Certificate of Incorporation provides that there will be no cumulative voting by stockholders in the election of directors.

Advance Notice Procedure

The Bylaws state that if notice is provided for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Registrant’s notice of meeting (or any supplement thereto).

Authorized but Unissued Shares

Under Delaware law, the Registrant’s authorized but unissued shares of Common Stock are available for future issuance without stockholder approval. The Registrant may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporation acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of the Registrant by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the fullest extent permitted by law, renounces any interest or expectancy that the Registrant has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be a corporate or business opportunity or offer a prospective economic or competitive advantage in which the Registrant or any of its affiliates could have an interest or expectancy, or otherwise competing with the Registrant or its affiliates (a “Corporate Opportunity”). In addition, to the fullest extent permitted by law, in the event any non-employee director acquires knowledge of a Corporate Opportunity, such director will have no duty to communicate or present such Corporate Opportunity to the Registrant or any of its affiliates. The Certificate of Incorporation does not renounce interest in any Corporate Opportunity that is expressly offered to a non-employee director solely in his capacity as a director of the Registrant. A business or other opportunity will not be deemed to be a potential Corporate Opportunity for the Registrant if it is an opportunity that the Registrant is not able or permitted to undertake, is not in line with the Registrant’s business or is an opportunity in which the Registrant has no interest or reasonable expectancy.

Amendments

The Certificate of Incorporation further provides that holders of at least 66 2/3% of the votes of the Registrant’s outstanding voting stock may adopt, amend or repeal the Registrant’s Bylaws, provided that any amendment of the Bylaws by the stockholders will require approval of the Holders to the extent required by the Stockholders Agreement. The Certificate of Incorporation also confers on the Board the power to adopt, amend or repeal the Bylaws, subject to the Stockholders Agreement.

Annual Meetings and Election of Directors

The Certificate of Incorporation provides that the Registrant’s stockholders may act at an annual meeting of stockholders. The Certificate of Incorporation provides that, subject to the Stockholders Agreement, the stockholders have the right to elect a number of directors to be designated as directors. So long as the Holders are entitled to designate persons for nomination as directors pursuant to the Stockholders Agreement, the Board will consist of seven directors unless a different number is approved by the Holders pursuant to the Stockholders Agreement. Subject to the Stockholders Agreement, a vacancy on the Board may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the director in which the vacancy occurred.

Rights Agreement

On the Plan Effective Date, the Board declared a dividend of one Right for each outstanding share of Common Stock. The dividend was payable on January 6, 2017 (the “Record Date”) to holders of record as of the close of business on such date. The description and terms of the Rights are set forth in that certain Rights Agreement (the “Rights Agreement”), dated January 6, 2017 between the Registrant and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

The Board adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 15% or more of the outstanding Common Stock without the approval of the Board, subject to certain exceptions described in the definition of “Acquiring Person” (as defined in “—Exercisability” below). The Rights Agreement will not interfere with any merger or other business combination which receives prior approval of the Board.

The Rights

The Board authorized the issuance of a Right with respect to each outstanding share of Common Stock on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. Issuances of new shares of Common Stock after the Record Date but before the Distribution Date (as defined in “—Exercisability” below) will be accompanied by new Rights.

Prior to the Distribution Date, the Rights will be evidenced by the certificates for (or by the book entry account that evidences record ownership of) the Common Stock. After the Distribution Date, the Rights Agent will mail separate certificates (“Rights Certificates”) evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock.

Exercisability

The Rights will not be exercisable until after the Distribution Date. After the Distribution Date, each Right will be exercisable to purchase, for $80.00 (the “Purchase Price”), one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (the “Preferred Stock”). This portion of a share of Preferred Stock will give the stockholder approximately the same dividend, voting or liquidation rights as would one share of Common Stock. Prior to exercise, Rights holders in their capacity as such have no rights as a stockholder of the Registrant, including the right to vote and to receive dividends.

The “Distribution Date” generally means the earlier of:

•	the close of business on the 10th business day after the date of the first public announcement that a person or any of its affiliates and associates has become an “Acquiring Person” (as defined below), and

•	the close of business on the 10th business day (or such later day as may be designated by the Board before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

An “Acquiring Person” generally means any person who or which, together with all affiliates and associates of such person obtains beneficial ownership of 15% or more of shares of outstanding Common Stock, with certain exceptions, including that BlueMountain Foinaven Master Fund L.P., Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Summit Trading L.P., BlueMountain

Montenvers Master Fund SCA SICAV-SIF, BlueMountain Logan Opportunities Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Capital Management, LLC, GSO Capital Solutions Fund II (Luxembourg) S.a.r.l., GSO Capital Partners LP, Solus Opportunities Fund 5 LP, Solus Opportunities Fund 3 LP, Ultra Master Ltd, SOLA LTD, Solus Alternative Asset Management LP, any holder of Common Stock party to the Stockholders Agreement or any of their respective affiliates or related funds will not be considered an “Acquiring Person” so long as such person does not acquire beneficial ownership of 35% or more of shares of outstanding Common Stock.

Certain securities that are the subject of, the reference securities for, or that otherwise underlie derivative instruments will be treated as “beneficial ownership” of the number of shares of the Common Stock to which such derivative relates (whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Exchange Act).

Preferred Stock

The value of one one-hundredth interest in a share of Preferred Stock should approximate the value of one share of Common Stock, subject to adjustment. Each one one-hundredth of a share of Preferred Stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per one one-hundredth of a share of Preferred Stock, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $0.01 per one one-hundredth of a share of Preferred Stock, or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	will have the same voting power as one share of Common Stock; and

•	if shares of the Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Consequences of a Person or Group Becoming an Acquiring Person

Flip in. Subject to the Registrant’s exchange rights, described below, at any time after any person has become an Acquiring Person, each holder of a Right (other than an Acquiring Person, its affiliates and associates) will be entitled to purchase for each Right held, at the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

Exchange. At any time on or after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) for shares of Common Stock at an exchange ratio of one share of common stock per Right.

Flip over. If, after any person has become an Acquiring Person, (1) the Registrant is involved in a merger or other business combination in which the Registrant is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Registrant and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Registrant and its subsidiaries, taken as a whole, then each Right (other than Rights beneficially owned by an Acquiring Person, its affiliates and associates) will entitle the holder to purchase for each Right held, for the Purchase Price, a number of shares of Common Stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

Expiration

The Rights will expire on January 6, 2020, unless earlier exercised, exchanged, amended or redeemed.

Redemption

The Board may redeem all of the Rights at a price of $0.0001 per Right at any time before any person has become an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price per Right. The redemption price will be subject to adjustment.

Amendment

At any time before any person has become an Acquiring Person, the Rights Agreement may be amended in any respect. After such time, the Rights Agreement may be amended (i) to cure any ambiguity, (ii) to correct any defective or inconsistent provision or (iii) in any respect that does not adversely affect Rights holders (other than any Acquiring Person, its affiliates and associates).

Anti-dilution

The Rights Agreement includes anti-dilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

This description of the Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Rights Agreement, which is filed hereto as Exhibit 4.4 and incorporated herein by reference.

Item 2.	Exhibits.

The exhibits listed on the Exhibit Index attached hereto are hereby incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

C&J Energy Services, Inc.

By:	/s/ Danielle Hunter
Name:	Danielle Hunter
Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary

Date: March 3, 2017

EXHIBIT INDEX

Exhibit Number	Name of Exhibit

3.1	Amended and Restated Certificate of Incorporation of C&J Energy Services, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on January 6, 2017 (File No. 000-55404)).

3.2	Bylaws of C&J Energy Services, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on January 6, 2017 (File No. 000-55404)).

4.1	Stockholders Agreement, dated as of January 6, 2017, by and among C&J Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on January 6, 2017 (File No. 000-55404)).

4.2	Amendment No. 1 to Stockholders Agreement, dated as of February 27, 2017, by and among C&J Energy Services, Inc. and the parties thereto. (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016 filed on March 2, 2017 (File No. 000-55404).

4.3	Registration Rights Agreement, dated as of January 6, 2017, by and among C&J Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on January 6, 2017 (File No. 000-55404)).

4.4	Rights Agreement, dated as of January 6, 2017, between C&J Energy Services, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock of C&J Energy Services, Inc. as Exhibit A, the Summary of Terms of Rights Agreement as Exhibit B and the Form of Right Certificate as Exhibit C (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on January 9, 2017 (File No. 000-55404)).